UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 18, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Enclosures:

●	Stock Exchange Release: Nokia Corporation Interim Report for Q1 2024

STOCK EXCHANGE RELEASE 18 April 2024

Nokia Corporation

Interim report

18 April 2024 at 08:00 EEST

Nokia Corporation Interim Report for Q1 2024

Strong cash flow and improving orders despite market weakness

●	As expected, a slow start to 2024 with net sales declining 19% y-o-y in constant currency (-20% reported) in Q1.

●	Environment still challenging but order trends continue to improve year-on-year, particularly in Network Infrastructure.

●	Comparable gross margin in Q1 increased by 1 090bps y-o-y to 48.6% (reported increased 1 040bps to 47.9%). Strong contribution from Nokia Technologies which benefited from significant catch-up net sales, in addition to significant improvements in Mobile Networks due in part to regional and product mix.

●	Q1 comparable operating margin increased 460bps y-o-y to 12.8% (reported up 130bps to 8.6%), as licensing catch-up net sales more than made up for low net sales coverage of operating expenses impacting other business groups.

●	Q1 comparable diluted EPS of EUR 0.09; reported diluted EPS of EUR 0.08.

●	Q1 free cash flow almost EUR 1bn, net cash balance EUR 5.1bn.

●	Nokia's full year 2024 outlook is unchanged. Nokia currently expects comparable operating profit of between EUR 2.3 billion to 2.9 billion and free cash flow conversion from comparable operating profit of between 30% and 60%.

This is a summary of the Nokia Corporation Interim Report for Q1 2024 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q1 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q1 2024 RESULTS

As expected, the ongoing market weakness drove a 19% year-on-year constant currency decline in net sales in the first quarter. However, we have seen continued improvement in order intake, meaning we remain confident in a stronger second half and achieving our full year outlook. Driven by the patent licensing deals signed in Nokia Technologies, we achieved a comparable operating margin of 12.8% in Q1, compared to 8.2% the year before. We also generated almost EUR 1 billion in free cash flow in the quarter, which is a very strong performance.

STOCK EXCHANGE RELEASE 18 April 2024

I’m pleased that the improving order intake we started to see in Network Infrastructure at the end of last year continued in Q1 with year-on-year growth in order intake and drove a further increase in our backlog. The outlook for Fixed Networks for 2024 has improved which is an important signal as this market often recovers first. However, we believe the recovery in Optical Networks may take somewhat longer. While we are conscious of the broader economic environment, considering the on-going order intake strength, we expect Network Infrastructure will return to net sales growth for full year 2024 with a stronger second half performance.

Mobile Networks was impacted by particularly low levels of spending in North America and India, which led to a Q1 net sales decline of 37% in constant currency. A slower pace of spending in India was anticipated following the rapid 5G deployment seen in H1 2023, and our expectations for India for the full year remain unchanged. Globally, we expect Q1 to mark the low point in demand with activity then progressively picking up through the remainder of 2024 consistent with more normal seasonality. We saw significant strength in gross margin at 42% in the quarter, which is a solid improvement from the 34% in the year-ago quarter. Approximately half of this improvement was related to improving regional and product mix, while the remainder was due to exceptionally low indirect cost of sales.

Cloud and Network Services saw a soft start to the year which was related to the challenging spending environment. However, we are seeing improving order intake and pipeline momentum. Importantly, we are also making good progress with our Network as Code platform. This platform enables operators to monetize their 5G investments, creating new revenue streams by offering developers advanced API access to the network. We now have a total of 11 operators signed up to the platform with many more in active discussions.

Nokia Technologies had a very strong start to the year as we concluded a number of outstanding licensing deals in the quarter. This meant that our annual licensing net sales run-rate improved from the EUR 0.9 to 1.0 billion we had in Q4 to approximately EUR 1.3 billion in Q1. In addition to the run-rate increase, we benefited from more than EUR 400 million of catch-up net sales in the quarter. We have now concluded our smartphone licensing renewal cycle with no major renewals due for a number of years. This means Nokia Technologies has entered a period of stability. The business will now focus its resources on expanding in new growth areas with the next goal to increase our annual licensing net sales run-rate to EUR 1.4 to 1.5 billion in the mid-term.

We have been executing quickly on the operating model changes we announced back in October along with our cost savings roadmap. These actions, combined with our expectation for improved net sales growth in the second half of the year, supported by our order backlog, mean we are solidly on track to achieve our full year comparable operating profit outlook of EUR 2.3 to 2.9 billion and free cash flow conversion of 30% to 60%.

STOCK EXCHANGE RELEASE 18 April 2024

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1'24	Q1'23	YoY change		Constant currency YoY change
Reported results
Net sales	4 667	5 859	(20)%		(19)%
Gross margin %	47.9%	37.5%	1 040	bps
Research and development expenses	(1 135)	(1 108)	2%
Selling, general and administrative expenses	(708)	(729)	(3)%
Operating profit	400	426	(6)%
Operating margin %	8.6%	7.3%	130	bps
Profit for the period	438	289	52%
EPS, diluted	0.08	0.05	60%
Net cash and interest-bearing financial investments	5 137	4 304	19%
Comparable results
Net sales	4 667	5 859	(20)%		(19)%
Gross margin %	48.6%	37.7%	1 090	bps
Research and development expenses	(1 086)	(1 093)	(1)%
Selling, general and administrative expenses	(596)	(642)	(7)%
Operating profit	597	479	25%
Operating margin %	12.8%	8.2%	460	bps
Profit for the period	501	342	46%
EPS, diluted	0.09	0.06	50%
ROIC(1)	10.8%	15.8%	(500	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters ending balances. Refer to the Performance measures section in Nokia Corporation Interim Report for Q1 2024 for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23
Net sales	1 662	2 248	1 577	2 567	652	760	757	242	23	48
YoY change	(26)%		(39)%		(14)%		213%		(52)%
Constant currency YoY change	(26)%		(37)%		(13)%		216%		(53)%
Gross margin %	36.8%	38.0%	42.4%	33.8%	35.9%	32.8%	100.0%	100.0%	(4.3)%	(12.5)%
Operating profit/(loss)	82	344	(42)	137	(27)	(20)	658	149	(75)	(131)
Operating margin %	4.9%	15.3%	(2.7)%	5.3%	(4.1)%	(2.6)%	86.9%	61.6%	(326.1)%	(272.9)%

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

On 18 April 2024, the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date is on 23 April 2024 and the dividend will be paid on 3 May 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

STOCK EXCHANGE RELEASE 18 April 2024

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.09 per share.

Share buyback program

In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The first EUR 300 million phase of the share buyback program started in March 2024 and it will end at the latest by 18 December 2024. Under this phase, Nokia has by 31 March 2024 repurchased 3 290 248 of its own shares at an average price per share of approximately EUR 3.27.

OUTLOOK

Full Year 2024
Comparable operating profit(1)	EUR 2.3 billion to EUR 2.9 billion
Free cash flow(1)	30% to 60% conversion from comparable operating profit

1Please refer to Performance measures section in Nokia Corporation Interim Report for Q1 2024 for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook.

Nokia business group assumptions (full year 2024)
	Net sales growth (constant currency)	Operating margin
Network Infrastructure	+2% to +8%	11.5% to 14.5%
Mobile Networks	-15% to -10%	1.0% to 4.0%
Cloud and Network Services	-2% to +3%	6.0% to 9.0%

Nokia provides the following approximate outlook assumptions for additional items concerning 2024:

	Full year 2024	Comment
Seasonality	H2 weighted	Nokia continues to expect weak profit generation in the first half followed by a significantly stronger H2 in Network Infrastructure, Mobile Networks and Cloud and Network Services in 2024. Since 2016 the average Q2 sequential increase in net sales has been 5% in these businesses combined (driven by Network Infrastructure and Mobile Networks) and Nokia expects to see a greater than average sequential increase in Q2 2024 considering the low level of activity in Q1.

STOCK EXCHANGE RELEASE 18 April 2024

Nokia Technologies operating profit	at least EUR 1.4 billion	Nokia expects cash generation in Nokia Technologies to be EUR 700 million below operating profit in 2024 due to prepayments received in 2023. From 2025 onwards Nokia expects greater alignment between cash generation and operating profit in Nokia Technologies.
Group Common and Other operating expenses	EUR 350 million	This includes central function costs which are expected to be largely stable at approximately EUR 200 million and an increase in investment in long-term research to approximately EUR 150 million. Group Common and Other will also account for any future revaluation impacts of venture fund investments with no assumption made on this so far.
Comparable financial income and expenses	EUR 0 to positive EUR 100 million (update)	Reflecting improved cash generation in Q1 and interest rates remaining higher than previously expected (increasing interest income) we now expect an improved financial income and expense result.
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 450 million (update)
Capital Expenditures	EUR 600 million

2026 TARGETS

Nokia's current targets for 2026 are outlined below. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin(1)	≥ 13%
Free cash flow(1)	55% to 85% conversion from comparable operating profit

1 Please refer to Performance measures section in Nokia Corporation Interim Report for Q1 2024 report for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	12 - 15% operating margin
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

●	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;

●	Changes in customer network investments related to their ability to monetize the network;

●	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

●	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

●	Disturbance in the global supply chain;

STOCK EXCHANGE RELEASE 18 April 2024

●	Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;

●	Potential economic impact and disruption of global pandemics;

●	War or other geopolitical conflicts, disruptions and potential costs thereof;

●	Other macroeconomic, industry and competitive developments;

●	Timing and value of new, renewed and existing patent licensing agreements with licensees;

●	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;

●	The outcomes of on-going and potential disputes and litigation;

●	Timing of completions and acceptances of certain projects;

●	Our product and regional mix;

●	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;

●	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;

●	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “envisage”, “estimate”, “expect”, “aim”, “influence”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would”, “forecast”, “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 18 April 2024

ANALYST WEBCAST

●	Nokia's webcast will begin on 18 April 2024 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.

●	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.

●	A link to the webcast will be available at www.nokia.com/financials.

●	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR 2024

●	Nokia plans to publish its second quarter and half year 2024 results on 18 July 2024.

●	Nokia plans to publish its third quarter and January-September 2024 results on 17 October 2024.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

Interim Report for Q1 2024

Strong cash flow and improving orders despite market weakness

- As expected, a slow start to 2024 with net sales declining 19% y-o-y in constant currency (-20% reported) in Q1.
- Environment still challenging but order trends continue to improve year-on-year, particularly in Network Infrastructure.
- Comparable gross margin in Q1 increased by 1 090bps y-o-y to 48.6% (reported increased 1 040bps to 47.9%). Strong contribution from Nokia Technologies which benefited from significant catch-up net sales, in addition to significant improvements in Mobile Networks due in part to regional and product mix.
- Q1 comparable operating margin increased 460bps y-o-y to 12.8% (reported up 130bps to 8.6%), as licensing catch-up net sales more than made up for low net sales coverage of operating expenses impacting other business groups.
- Q1 comparable diluted EPS of EUR 0.09; reported diluted EPS of EUR 0.08.
- Q1 free cash flow almost EUR 1bn, net cash balance EUR 5.1bn.
- Nokia's full year 2024 outlook is unchanged. Nokia currently expects comparable operating profit of between EUR 2.3 billion to 2.9 billion and free cash flow conversion from comparable operating profit of between 30% and 60%.

EUR million (except for EPS in EUR)	Q1'24	Q1'23	YoY change	Constant currency YoY change
Reported results				
Net sales	**4 667**	5 859	(20)%	(19)%
Gross margin %	**47.9%**	37.5%	1 040bps	
Research and development expenses	**(1 135)**	(1 108)	2%	
Selling, general and administrative expenses	**(708)**	(729)	(3)%	
Operating profit	**400**	426	(6)%	
Operating margin %	**8.6%**	7.3%	130bps	
Profit for the period	**438**	289	52%	
EPS, diluted	**0.08**	0.05	60%	
Net cash and interest-bearing financial investments	**5 137**	4 304	19%	
Comparable results				
Net sales	**4 667**	5 859	(20)%	(19)%
Gross margin %	**48.6%**	37.7%	1 090bps	
Research and development expenses	**(1 086)**	(1 093)	(1)%	
Selling, general and administrative expenses	**(596)**	(642)	(7)%	
Operating profit	**597**	479	25%	
Operating margin %	**12.8%**	8.2%	460bps	
Profit for the period	**501**	342	46%	
EPS, diluted	**0.09**	0.06	50%	
ROIC[1]	**10.8%**	15.8%	(500)bps	

(1) Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to the Performance measures section in this report for details.

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23	Q1'24	Q1'23
Net sales	**1 662**	2 248	**1 577**	2 567	**652**	760	**757**	242	**23**	48
YoY change	**(26)%**		**(39)%**		**(14)%**		**213%**		**(52)%**	
Constant currency YoY change	**(26)%**		**(37)%**		**(13)%**		**216%**		**(53)%**	
Gross margin %	**36.8%**	38.0%	**42.4%**	33.8%	**35.9%**	32.8%	**100.0%**	100.0%	**(4.3)%**	(12.5)%
Operating profit/(loss)	**82**	344	**(42)**	137	**(27)**	(20)	**658**	149	**(75)**	(131)
Operating margin %	**4.9%**	15.3%	**(2.7)%**	5.3%	**(4.1)%**	(2.6)%	**86.9%**	61.6%	**(326.1)%**	(272.9)%

18 April 2024 1

As expected, the ongoing market weakness drove a 19% year-on-year constant currency decline in net sales in the first quarter. However, we have seen continued improvement in order intake, meaning we remain confident in a stronger second half and achieving our full year outlook. Driven by the patent licensing deals signed in Nokia Technologies, we achieved a comparable operating margin of 12.8% in Q1, compared to 8.2% the year before. We also generated almost EUR 1 billion in free cash flow in the quarter, which is a very strong performance. I’m pleased that the improving order intake we started to see in Network Infrastructure at the end of last year continued in Q1 with year-on-year growth in order intake and drove a further increase in our backlog. The outlook for Fixed Networks for 2024 has improved which is an important signal as this market often recovers first. However, we believe the recovery in Optical Networks may take somewhat longer. While we are conscious of the broader economic environment, considering the on-going order intake strength, we expect Network Infrastructure will return to net sales growth for full year 2024 with a stronger second half performance. Mobile Networks was impacted by particularly low levels of spending in North America and India, which led to a Q1 net sales decline of 37% in constant currency. A slower pace of spending in India was anticipated following the rapid 5G deployment seen in H1 2023, and our expectations for India for the full year remain unchanged. Globally, we expect Q1 to mark the low point in demand with activity then progressively picking up through the remainder of 2024 consistent with more normal seasonality. We saw significant strength in gross margin at 42% in the quarter, which is a solid improvement from the 34% in the year-ago quarter. Approximately half of this improvement was related to improving regional and product mix, while the remainder was due to exceptionally low indirect cost of sales. Cloud and Network Services saw a soft start to the year which was related to the challenging spending environment. However, we are seeing improving order intake and pipeline momentum. Importantly, we are also making good progress with our Network as Code platform. This platform enables operators to monetize their 5G investments, creating new revenue streams by offering developers advanced API access to the network. We now have a total of 11 operators signed up to the platform with many more in active discussions. Nokia Technologies had a very strong start to the year as we concluded a number of outstanding licensing deals in the quarter. This meant that our annual licensing net sales run-rate improved from the EUR 0.9 to 1.0 billion we had in Q4 to approximately EUR 1.3 billion in Q1. In addition to the run-rate increase, we benefited from more than EUR 400 million of catch-up net sales in the quarter. We have now concluded our smartphone licensing renewal cycle with no major renewals due for a number of years. This means Nokia Technologies has entered a period of stability. The business will now focus its resources on expanding in new growth areas with the next goal to increase our annual licensing net sales run-rate to EUR 1.4 to 1.5 billion in the mid-term. We have been executing quickly on the operating model changes we announced back in October along with our cost savings roadmap. These actions, combined with our expectation for improved net sales growth in the second half of the year, supported by our order backlog, mean we are solidly on track to achieve our full year comparable operating profit outlook of EUR 2.3 to 2.9 billion and free cash flow conversion of 30% to 60%. Shareholder distribution Dividend Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason. On 18 April 2024, the Board resolved to distribute a dividend of EUR 0.04 per share. The dividend record date is on 23 April 2024 and the dividend will be paid on 3 May 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments. Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.09 per share. Share buyback program In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The first EUR 300 million phase of the share buyback program started in March 2024 and it will end at the latest by 18 December 2024. Under this phase, Nokia has by 31 March 2024 repurchased 3 290 248 of its own shares at an average price per share of approximately EUR 3.27. 18 April 2024 2

Outlook

	Full Year 2024
Comparable operating profit[1]	EUR 2.3 billion to EUR 2.9 billion
Free cash flow[1]	30% to 60% conversion from comparable operating profit

(1) Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook.

	Nokia business group assumptions (full year 2024)	
	Net sales growth (constant currency)	**Operating margin**
Network Infrastructure	+2% to +8%	11.5% to 14.5%
Mobile Networks	-15% to -10%	1.0% to 4.0%
Cloud and Network Services	-2% to +3%	6.0% to 9.0%

Nokia provides the following approximate outlook assumptions for additional items concerning 2024:

	Full year 2024	**Comment**
Seasonality	H2 weighted	Nokia continues to expect weak profit generation in the first half followed by a significantly stronger H2 in Network Infrastructure, Mobile Networks and Cloud and Network Services in 2024. Since 2016 the average Q2 sequential increase in net sales has been 5% in these businesses combined (driven by Network Infrastructure and Mobile Networks) and Nokia expects to see a greater than average sequential increase in Q2 2024 considering the low level of activity in Q1.
Nokia Technologies operating profit	at least EUR 1.4 billion	Nokia expects cash generation in Nokia Technologies to be EUR 700 million below operating profit in 2024 due to prepayments received in 2023. From 2025 onwards Nokia expects greater alignment between cash generation and operating profit in Nokia Technologies.
Group Common and Other operating expenses	EUR 350 million	This includes central function costs which are expected to be largely stable at approximately EUR 200 million and an increase in investment in long-term research to approximately EUR 150 million. Group Common and Other will also account for any future revaluation impacts of venture fund investments with no assumption made on this so far.
Comparable financial income and expenses	EUR 0 to positive EUR 100 million (update)	Reflecting improved cash generation in Q1 and interest rates remaining higher than previously expected (increasing interest income) we now expect an improved financial income and expense result.
Comparable income tax rate	~25%	
Cash outflows related to income taxes	EUR 450 million (update)	
Capital Expenditures	EUR 600 million	

2026 targets

Nokia's current targets for 2026 are outlined below. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin[1]	≥ 13%
Free cash flow[1]	55% to 85% conversion from comparable operating profit

(1) Please refer to Performance measures section in this report for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	12 - 15% operating margin
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

18 April 2024 3

Financial Results Q1 2024 compared to Q1 2023 Net sales In Q1 2024, reported net sales decreased 20% and were negatively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency basis, Nokia's net sales decreased 19% year-on-year, with declines across all network businesses. Nokia Technologies increased by 216% benefiting from catch-up net sales related to licensing agreements made with smartphone vendors. Network Infrastructure declined 26% compared to a strong Q1 2023 and as it continued to experience weaker demand largely related to macroeconomic uncertainty. Mobile Networks decreased 37% largely driven by India as 5G deployments continued to moderate after significant investment in the first half of 2023 and by North America, where demand remained weak. Additionally, Cloud and Network Services net sales decreased 13%. Gross margin Reported gross margin increased 1 040 basis points to 47.9% in Q1 2024 and comparable gross margin increased 1 090 basis points to 48.6%. Gross margin performance mainly reflected the benefits of the catch-up net sales in Nokia Technologies and strong improvements in Mobile Networks gross margin in part due to more favorable regional and product mix. Operating profit and margin Reported operating profit in Q1 2024 decreased 6% and was EUR 400 million, or 8.6% of net sales, up from 7.3% in the year-ago quarter. Comparable operating profit increased 25% to EUR 597 million, while comparable operating margin was 12.8%, up from 8.2% in the year-ago quarter. This increase was mainly driven by the over EUR 400 million of catch-up net sales in Nokia Technologies, while operating expenses declined, but at a slower pace than net sales. Nokia's venture fund investments had no impact in Q1 2024 compared to a loss of approximately EUR 30 million in Q1 2023. The impact of hedging in Q1 2024 was positive EUR 10 million, similar to Q1 2023. In Q1 2024, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and the impairment and write-off of assets. In Q1 2023, the difference between reported and comparable operating profit was related to the amortization of acquired intangible assets and restructuring and associated charges. This was partially offset by the partial reversal of a provision associated with a country exit and the divestment of businesses. Profit for the period Reported net profit in Q1 2024 was EUR 438 million, compared to net profit of EUR 289 million in Q1 2023. Comparable net profit in Q1 2024 was EUR 501 million, compared to EUR 342 million in Q1 2023. The increase in comparable net profit was primarily driven by the increase in comparable operating profit and a net positive fluctuation in financial income and expenses, partially offset by higher income tax expense. The positive movement in financial income and expenses mainly reflected favorable foreign exchange rates. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit in Q1 2024 was mainly due to a change in the recognition of deferred tax assets. There were no significant items beyond those impacting the difference in operating profit that impacted the comparability between reported and comparable net profit in Q1 2023. Earnings per share Reported diluted EPS was EUR 0.08 in Q1 2024, compared to EUR 0.05 in Q1 2023. Comparable diluted EPS was EUR 0.09 in Q1 2024 compared to EUR 0.06 in Q1 2023. Comparable return on Invested Capital (ROIC) Q1 2024 comparable ROIC was 10.8%, compared to 15.8% in Q1 2023. The decrease reflected higher average invested capital for the rolling four quarters, combined with lower operating profit after tax for the rolling four quarters. The higher average invested capital reflected growth in average total equity and a decrease in average total cash and interest-bearing financial investments, partially offset by a decrease in average total interest-bearing liabilities. Cash performance During Q1 2024, net cash increased EUR 814 million, resulting in an end-of-quarter net cash balance of EUR 5 137 million, benefiting in part from catch-up payments related to licensing deals signed in Q1 2024. Total cash increased EUR 393 million sequentially to EUR 8 907 million. Free cash flow was positive EUR 955 million in Q1 2024. Additional topics Change in presentation of regional financial information Starting from Q1 2024, Nokia provides regional net sales information for the Nokia group and its reportable segments based on three geographical areas: 1) Americas, 2) APAC, and 3) EMEA. Net sales information for the group is further divided into sub-regions as follows: Americas consists of North America and Latin America, APAC consists of Greater China, India and Rest of APAC (formerly reported as Asia Pacific region), and EMEA consists of Europe and Middle East & Africa. Net sales for the Submarine Networks business are provided separately from the geographical regions. The purpose of the change is to increase transparency of net sales information for the reportable segments. The comparative regional net sales information for each quarter and full year 2023 is provided in the financial statement information section Note 3. Net sales. Change in definition of free cash flow Beginning with its Annual Report 2023, Nokia changed how it defines its free cash flow measure to better align it with common practice and Non-GAAP reporting guidelines. Previously, Nokia defined free cash flow as net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. The new definition is net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures). The comparative amounts for free cash flow presented in this report have been revised accordingly. 18 April 2024 4

Segment Details

Network Infrastructure

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Net sales	**1 662**	2 248	(26)%	(26)%
IP Networks	**594**	781	(24)%	(23)%
Optical Networks	**344**	533	(35)%	(34)%
Fixed Networks	**500**	650	(23)%	(22)%
Submarine Networks	**223**	285	(22)%	(23)%
Gross profit	**611**	855	(29)%	
Gross margin %	**36.8%**	38.0%	(120)bps	
Operating profit	**82**	344	(76)%	
Operating margin %	**4.9%**	15.3%	(1 040)bps	
Net sales by region				
Americas	**545**	865	(37)%	(36)%
APAC	**286**	484	(41)%	(39)%
EMEA	**608**	614	(1)%	(1)%
Submarine Networks	**223**	285	(22)%	(23)%

Network Infrastructure **net sales** declined 26% on both a reported basis and constant currency basis in the first quarter, in comparison to a strong year-ago quarter.

As expected, the demand environment remained weak in the first quarter. The business continued to experience headwinds which were largely related to macroeconomic uncertainty. Positively, the improving order intake momentum seen in the fourth quarter 2023 continued in the first quarter, with solid order intake growth on a year-on-year basis that increased our order backlog compared to the year-end position. This gives continued confidence that Q1 will mark the low-point from a net sales perspective and that the business will see much stronger trends into the second half of 2024, supporting the assumption that Network Infrastructure will return to growth on a constant currency basis in full year 2024.

IP Networks net sales declined 23% on a constant currency basis, primarily reflecting weakness in the Americas and APAC regions as CSP customers started the year cautiously. The first quarter also saw weak demand from Enterprise but this is expected to improve in the second quarter as new projects start to ramp up.

Optical Networks net sales declined 34% on a constant currency basis. This is in comparison to a very strong year-ago quarter which benefited from supply chain recovery following component constraints in 2022.

Fixed Networks net sales declined 22% on a constant currency basis, in comparison to a strong year-ago quarter. The decline was mainly driven by North America. Fixed Networks is well-positioned to benefit from upcoming government-funded projects which are expected to benefit the market starting in the second half of 2024. The direct impact of these programs will likely be limited in 2024 (it is expected to be more meaningful in 2025/2026), however, the business is now seeing stabilization in North America and good opportunities to grow this year in other regions. This drove strong order intake in Q1.

Submarine Networks net sales declined 23% on a constant currency basis, mainly related to project timing and also related to some disruption in the quarter due to the on-going conflict in the Red Sea region. In the quarter the business continued to sign sizeable orders, adding to its already significant order backlog.

Gross profit and **gross margin** declined year-on-year due to lower net sales, and a slightly less favorable business mix.

Operating profit and **operating margin** both declined year-on-year, reflecting lower gross profit combined with slightly higher operating expenses and lower other operating income and expenses. **Operating margin** was particularly impacted by the lower net sales coverage of operating expenses in the quarter.

18 April 2024 5

Mobile Networks

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Net sales	**1 577**	2 567	(39)%	(37)%
Gross profit	**669**	867	(23)%	
Gross margin %	**42.4%**	33.8%	860bps	
Operating profit/(loss)	**(42)**	137		
Operating margin %	**(2.7)%**	5.3%	(800)bps	
Net sales by region				
Americas	**416**	705	(41)%	(40)%
APAC	**509**	1 121	(55)%	(52)%
EMEA	**652**	741	(12)%	(12)%

Mobile Networks **net sales** declined 39% on a reported and 37% on a constant currency basis.

Net sales in APAC declined primarily as the pace of 5G deployments continued to moderate in India after significant investment in the first half of 2023. In the America's region, net sales slowed primarily due to North America, where demand remained weak due to current low levels of deployment activity along with lower market share at one North American customer. Q1 is currently expected to represent the low point for net sales in both India and North America in 2024. In EMEA, net sales in Europe declined reflecting slower 5G deployments amidst on-going macroeconomic uncertainty, offsetting growth in the Middle East and Africa.

The first quarter saw a significant improvement in **gross margin** compared to the prior year. Of the improvement, approximately half of it was related to more favorable regional and product mix, while the remainder was due to exceptionally low indirect cost of sales in the quarter that would be expected to normalize in future quarters.

Both **operating profit** and **operating margin** declined year-on-year in Q1 2024 mainly reflecting lower net sales coverage of operating expenses, offsetting the significant improvement in gross margin and leading to a loss in the quarter. Compared to the prior year, operating expenses in Q1 decreased EUR 29 million.

Cloud and Network Services

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Net sales	**652**	760	(14)%	(13)%
Gross profit	**234**	249	(6)%	
Gross margin %	**35.9%**	32.8%	310bps	
Operating profit/(loss)	**(27)**	(20)		
Operating margin %	**(4.1)%**	(2.6)%	(150)bps	
Net sales by region				
Americas	**243**	305	(20)%	(19)%
APAC	**146**	157	(7)%	(2)%
EMEA	**263**	297	(11)%	(11)%

Cloud and Network Services **net sales** declined 14% on a reported basis, and 13% on a constant currency basis reflecting lower net sales in each of its businesses. However, in Q1 2024 the business saw improving order intake and pipeline momentum.

From a regional perspective, on a constant currency basis Cloud and Network Services saw strong declines in both the Americas region, particularly in North America, and in the EMEA region.

The improvement in **gross margin** year-on-year mainly reflected more supportive product and regional mix in the quarter.

Both **operating profit** and **operating margin** declined year-on-year. Lower net sales coverage along with lower other operating income compared to the year-ago quarter more than offset the improved gross margin leading to a loss in the quarter.

18 April 2024 6

Nokia Technologies

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Net sales	**757**	242	213%	216%
Gross profit	**757**	242	213%	
Gross margin %	**100.0%**	100.0%	0bps	
Operating profit	**658**	149	342%	
Operating margin %	**86.9%**	61.6%	2 530bps	

Nokia Technologies **net sales** increased 213% on a reported basis and 216% on a constant currency basis in the first quarter, driven mainly by the signing of patent license agreements with OPPO, vivo and another licensee. These agreements led to the recognition of over EUR 400 million of catch-up net sales in the quarter. Excluding the catch-up net sales, the year-on-year increase reflected the impact of new deals that are now contributing to net sales in the first quarter.

Nokia Technologies annual net sales run-rate in the first quarter was approximately EUR 1.3 billion.

With the recent signing of these deals, Nokia has concluded the smartphone renewal cycle which began in 2021. Nokia Technologies will now enter a period of stability with no major smartphone licensing agreements expiring for a number of years. Nokia continues to expect to return to an annual net sales run-rate of EUR 1.4-1.5 billion in the mid-term, as we continue to grow in new focus areas such as automotive, consumer electronics, IoT and multimedia and work to sign licensing agreements with the remaining addressable smartphone market.

The strong increase in **operating profit** reflected the higher level of net sales in the quarter.

Group Common and Other

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Net sales	**23**	48	(52)%	(53)%
Gross profit/(loss)	**(1)**	(6)		
Gross margin %	**(4.3)%**	(12.5)%	820bps	
Operating profit/(loss)	**(75)**	(131)		
Operating margin %	**(326.1)%**	(272.9)%	(5 320)bps	

Group Common and Other **net sales** declined 52% on a reported basis and 53% on a constant currency basis due to reduced net sales from Radio Frequency Systems (RFS), mainly driven by the divested business carved out during Q2 2023.

The improvement in **operating result** was primarily driven by lower operating expenses and the divestment of RFS. Nokia's venture fund investments had no impact in Q1 2024 compared to a loss of approximately EUR 30 million in Q1 2023.

18 April 2024 7

Net sales by region

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Americas	**1 204**	**1 898**	**(37)%**	**(36)%**
Latin America	173	232	(25)%	(25)%
North America	1 031	1 666	(38)%	(37)%
APAC	**947**	**1 768**	**(46)%**	**(44)%**
Greater China	243	336	(28)%	(24)%
India	265	853	(69)%	(68)%
Rest of APAC	439	578	(24)%	(19)%
EMEA	**2 293**	**1 909**	**20%**	**21%**
Europe	1 833	1 473	24%	25%
Middle East & Africa	460	436	6%	8%
Submarine Networks[(1)]	**223**	**285**	**(22)%**	**(23)%**
Total	**4 667**	**5 859**	**(20)%**	**(19)%**

(1) Nokia provides net sales for the Submarine Networks business separately from the rest of the group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

The table above provides net sales information for the group based on three geographical areas and their sub-regions, as explained above in the "Additional topics" section of this report. Reported changes are disclosed in the table above. The regional commentary below focuses on constant currency results, to exclude the impact of foreign exchange rate fluctuations. The commentary is based on regions excluding Submarine Networks, given the nature of that business leads to significant regional volatility between periods.

The net sales performance in the **Americas** reflected declines across all three networks business groups, with particular weakness in Mobile Networks, as well as IP Networks, Fixed Networks and Optical Networks within Network Infrastructure. Within the Americas, North America witnessed weak net sales driven by low levels of deployment activity, particularly in Mobile Networks and Network Infrastructure.

Net sales in **APAC** declined strongly in the first quarter, mainly due to Mobile Networks and Network Infrastructure. Within APAC, India net sales declined reflecting the normalization of 5G investments in the region after significant deployments in the year-ago quarter. Elsewhere in APAC, Rest of APAC and Greater China also declined.

EMEA net sales grew in the first quarter, mainly reflecting the catch-up net sales in Nokia Technologies (which is entirely reported in Europe). Excluding Nokia Technologies, EMEA net sales declined primarily due to Mobile Networks and Cloud and Networks Services, while Network Infrastructure declined modestly. Within EMEA, net sales increased in Middle East & Africa, with growth in both Mobile Networks, as well as Optical Networks within Network Infrastructure. Europe net sales declined mainly in Mobile Networks, while Network Infrastructure saw mixed trends with growth in IP Networks offset by declines elsewhere.

Net sales by customer type

EUR million	Q1'24	Q1'23	YoY change	Constant currency YoY change
Communications service providers (CSP)	**3 224**	4 725	(32)%	(31)%
Enterprise	**443**	566	(22)%	(21)%
Licensees	**757**	242	213%	216%
Other[(1)]	**243**	327	(26)%	(27)%
Total	**4 667**	5 859	(20)%	(19)%

(1) Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from enterprise customers and communications service providers.

Macroeconomic uncertainty continued to impact CSP spending in Q1 2024, which drove a net sales decline of 31% in constant currency.

Enterprise net sales decreased 21% in constant currency in Q1 2024. This was in comparison to a very strong year-ago quarter, particularly with webscale customers, as net sales from these customers remain lumpy. Order intake was strong, particularly in Cloud and Network Services, supported by demand for private wireless solutions. Private wireless continued to show solid growth in the quarter and now has more than 730 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

The decline in 'Other' net sales relates to a decrease in net sales in both Submarine Networks and RFS.

18 April 2024 8

Q1 2024 to Q1 2023 bridge for net sales and operating profit

EUR million	Q1'24	Volume, price, mix and other	Venture fund valuation	Foreign exchange impact	Items affecting comparability	Q1'23
Net sales	**4 667**	(1 124)	—	(68)	—	5 859
Operating profit	**400**	93	34	(9)	(144)	426
Operating margin %	**8.6%**					7.3%

The table above shows the change in net sales and operating profit compared to the year-ago quarter. Net sales declined from an operational standpoint as described in the prior pages and were also negatively impacted by foreign exchange rate fluctuations. Operating profit saw a positive impact from both an operational standpoint and from venture fund valuations, a negative impact from foreign exchange rate fluctuations, as well as a negative impact from items affecting comparability as further described below. The negative impact to operating profit seen from foreign exchange rate fluctuations is a combination of a negative impact related to our mix of currency exposures, which was partly offset by our hedging program.

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q1'24	Q1'23	YoY change
Reported operating profit	**400**	426	(6)%
Restructuring and associated charges	**104**	28	
Amortization of acquired intangible assets	**80**	89	
Impairment and write-off of assets, net of reversals	**14**	(2)	
Costs associated with country exit	**—**	(35)	
Divestment of businesses	**—**	(26)	
Comparable operating profit	**597**	479	25%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q1 2024 the main adjustments related to the restructuring charges which are part of the on-going restructuring program (discussed later in this interim report), the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent acquisition and the impairment and write-off of assets.

18 April 2024 9

Cash and cash flow in Q1 2024

EUR billion



Operating
Investing
Financing
4.32
0.79
(0.13)
0.56
(0.12)
(0.03)
(0.11)
0.02
0.03
(0.17)
(0.01)
(0.05)
0.04
5.14
Q4'23 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Other non-current financial assets
Sale of assets
Dividend
Acquisition of treasury shares
Lease payments
Other
Q1'24 net cash

EUR million, at end of period	Q1'24	Q4'23	QoQ change
Total cash and interest-bearing financial investments	**8 907**	8 514	5%
Net cash and interest-bearing financial investments[1]	**5 137**	4 323	19%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Performance measures section in this report.

Free cash flow

During Q1 2024, Nokia's free cash flow was positive EUR 955 million, mainly driven by operating profit, which benefited from catch-up net sales and cash inflows related to net working capital. These were somewhat offset by capital expenditures, restructuring and income taxes.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 792 million.
- Approximately EUR 130 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the increase in net cash related to net working capital was approximately EUR 560 million, as follows:
  - The decrease in receivables was approximately EUR 770 million primarily driven by cash inflows related to 5G deployments in India, as well as seasonality, somewhat offset by a decrease in the balance sheet impact related to the sale of receivables in the quarter.
  - The decrease in inventories was approximately EUR 30 million.
  - The decrease in liabilities was approximately EUR 240 million, primarily related to accounts payable.
- An outflow related to cash taxes of approximately EUR 120 million.
- An outflow related to net interest of approximately EUR 30 million.

Net cash from investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 110 million, partly offset by net cash inflows related to the sale of assets of approximately EUR 30 million and net cash inflows related to other non-current financial assets of approximately EUR 20 million.

Net cash from financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 170 million, lease payments of approximately EUR 50 million and the acquisition of treasury shares of approximately EUR 10 million.

Change in total cash and net cash

In Q1 2024, the approximately EUR 420 million difference between the change in total cash and net cash was primarily due to the repayment of debt, as well as the changes in the carrying amounts of certain issued bonds, as a result of interest rate and foreign exchange rate fluctuations.

Foreign exchange rates had an approximately EUR 30 million negative impact on net cash.

18 April 2024 10

Sustainability At Mobile World Congress 2024, Nokia announced its commitment to reducing its total global greenhouse gas (GHG) emissions to net zero by 2040, putting Nokia ahead of the Paris Agreement goal to reach net zero by 2050. At the same time Nokia stated its intention to accelerate its existing interim 2030 target by further reducing emissions across its own operations (Scope 1 and 2) to reach an 83% reduction in GHG emissions by 2030. This includes the complete decarbonization of Nokia’s car fleet and its facilities. To ensure its targets are aligned with climate science, Nokia has submitted its net zero letter of commitment to the Science Based Targets initiative (SBTi) and aims to submit its net zero proposal this year for validation. As we continue to comply with all existing and upcoming regulations and frameworks for climate reporting, the net zero pathway will guide us in monitoring and governing our future climate performance along all the scopes of emissions. Our previous emissions targets In 2017 Nokia became one of the first 100 companies in any sector – and the first telecoms vendor – to have its Science Based Target (SBT) validated by the SBTi. We recalibrated our targets in 2021 in line with a 1.5°C warming scenario, publicly committing to reduce our GHG emissions by 50% across our value chain (Scope 1, 2 and 3) by 2030 from a 2019 baseline. This near term 2030 target implied that Nokia would reach net zero by 2050. With our new announcement, we not only reiterate our prior commitment to cut GHG emissions in our value chain by 50% by 2030 from a 2019 baseline, but we increase our ambition by aiming for 83% emissions reduction in our own operations (Scope 1 and 2) by 2030. We also look to reach net zero across all scopes by 2040. How will we reach our net zero target? Nokia has defined a pathway to reach net zero in its value chain by 2040. Key levers on the pathway are shown below, with examples of the concrete steps we are already taking: Product design and innovation With 97% of Nokia’s emissions resulting from customers using its products (as opposed to emissions that come from our own operations), Nokia continues to prioritize the energy efficiency of its portfolio. 2023 product-related actions: • Achieved a 50% reduction in the average power consumption of 5G mMIMO Base stations by 2023 from the 2019 baseline. • Introduced the Quillion chipset, which can help reduce power consumption for broadband access products with 50% less power needed in fiber installations than previous generations. • Our FP5 network processor offers a 75% reduction in power consumption compared to its previous generation. • Our latest offering in optical network technology, the PSE-6s, is up to 40% more power efficient per bit compared to the PSE-V. Low-carbon electricity Nokia is committed to using 100% renewable electricity in its own facilities by 2025 and is working with its supply chain to transition to renewables. Nokia’s progress includes: • Achieved 75% renewable electricity in its own facilities in 2023. • Nokia uses a mix of on-site solar, Power Purchase Agreements, renewable electricity products directly obtained from an energy supplier, and renewable electricity certificates to procure renewable electricity. Energy and material efficiency Nokia aims to achieve 95% circularity by 2030 in relation to waste from its offices, labs, manufacturing, installation and product takeback. • In 2023, Nokia announced it would reduce packaging waste for its Fixed Networks Lightspan portfolio. This will lead to a 60% decrease in packaging size and a 44% reduction in the packaging’s overall weight. • Nokia continues to increase the circularity of plastics used in its products. In 2023, we started shipping a second customized optical network terminal (ONT) design that uses 60% post-consumer recycled plastic in its housing. Removing carbon Under the SBT net zero program companies need to reduce at least 90% of their emissions. The remaining maximum 10% of base year emissions can be neutralized through carbon removal. Today, neutralization activities under SBT can be based on removal through technology (i.e. Direct Air Capture (DAC) with geological storage) and nature-based solutions (i.e. reforestation). Nokia is examining credible solutions for carbon removals to support long-term net-zero targets. 18 April 2024 11

Additional information

Cost Savings Program

On 19 October 2023, Nokia announced actions being taken across business groups to address the challenging market environment that the company faced. The company will reduce its cost base and increase operational efficiency while protecting its R&D capacity and commitment to technology leadership.

Nokia targets to lower its cost base on a gross basis (i.e. before inflation) by between EUR 800 million and EUR 1 200 million by the end of 2026 compared to 2023, assuming on-target variable pay in both periods. This represents a 10-15% reduction in personnel expenses. The program is expected to lead to a 72 000 – 77 000 employee organization compared to the 86 000 employees Nokia had when the program was announced.

The program is expected to deliver savings on a net basis but the magnitude will depend on inflation. The cost savings are expected to primarily be achieved in Mobile Networks, Cloud and Network Services and Nokia's corporate functions. One-time restructuring charges and cash outflows of the program are expected to be similar to the annual cost savings achieved.

The table below provides further detail on the current plans Nokia has in place in relation to the 2024-2026 restructuring program. The current plan envisages achieving gross cost savings of EUR 1 000 million within the 2024-2026 program although this remains subject to change depending on the evolution of end market demand. This includes the expected gross cost savings along with the associated restructuring charges and cash outflows for the program. Nokia expects approximately 70% of the savings to be achieved within operating expenses and 30% within cost of sales. By business group, approximately 60% of the savings are expected to be achieved within Mobile Networks, 30% within Cloud and Network Services and the remaining 10% between Network Infrastructure and corporate center.

The table also outlines expected savings and cash outflows related to the previous 2021-2023 program that is now essentially completed.

In EUR million, rounded to the nearest EUR 50 million	Actual	Expected amounts for				Cumulative expected amounts for 2024 and beyond		
	2023	2024	2025	2026	Beyond 2026	2021-2023 Program	2024-2026 Program	Total
Recurring gross cost savings	150	500	350	150	100	100	1 000	1 100
Restructuring and associated charges related to cost savings programs	350	400	200	200	—	—	800	800
Restructuring and associated cash outflows	300	550	250	150	150	150	950	1 100

18 April 2024 12

Significant events January – March 2024 On 25 January 2024, Nokia announced that its Board of Directors is initiating a share buyback program to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The repurchases under the first phase of the program commenced on 20 March 2024. On 8 February 2024, Nokia announced it had signed its last remaining major smartphone patent license agreement that remained under negotiation and concluded its smartphone patent license renewal cycle which began in 2021. In addition to license agreements signed with Apple and Samsung in 2023, and Huawei in December 2022, Nokia Technologies announced agreements with Honor, OPPO and vivo, among others at the beginning of 2024. Nokia Technologies has now entered a period of stability with no major smartphone license agreements expiring for a number of years. Refer to the Segment details section in this report for more information on the financial impact of completion of the patent license renewal cycle. On 28 March 2024, Nokia announced that its Chief People Officer, Amy Hanlon-Rodemich will leave and step down from its Group Leadership Team. A recruitment process began immediately for her successor. After 31 March 2024 On 3 April 2024, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 78 000 shareholders representing approximately 3 305 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2023. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to decide on the distribution of an aggregate maximum of EUR 0.13 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Michael McNamara as a new member of the Board for the same term. In its assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board and Søren Skou as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2025 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ Deloitte Oy was elected as the sustainability reporting assurer for the financial years 2024–2025. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 2 October 2025 and they terminated the corresponding authorizations granted by the AGM on 4 April 2023. ▪ The AGM resolved to amend the Articles of Association of the Company by updating the object of the company (Article 2), updating the government authority that approves auditors and adding the obligation to elect a sustainability reporting assurer (Article 7), updating the general meeting formats to include also the virtual general meeting (Article 9) and updating the matters that the Annual General Meeting decides on (Article 12). Shares The total number of Nokia shares on 31 March 2024, equaled 5 613 496 565. On 31 March 2024, Nokia and its subsidiary companies held 90 652 721 Nokia shares, representing approximately 1.6% of the total number of Nokia shares and voting rights. 18 April 2024 13

Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “commit”, “envisage”, “estimate”, “expect”, “aim”, “influence”, “will”, “target”, “likely”, “intend”, “may”, “could”, “would”, “forecast”, “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 18 April 2024 14

Financial statement information

Consolidated income statement (condensed)

EUR million	Note	Reported Q1'24	Reported Q1'23	Comparable Q1'24	Comparable Q1'23
Net sales	2, 3	**4 667**	**5 859**	**4 667**	**5 859**
Cost of sales		(2 432)	(3 664)	(2 397)	(3 653)
Gross profit	2	**2 235**	**2 196**	**2 270**	**2 207**
Research and development expenses		(1 135)	(1 108)	(1 086)	(1 093)
Selling, general and administrative expenses		(708)	(729)	(596)	(642)
Other operating income and expenses		7	68	9	7
Operating profit	2	**400**	**426**	**597**	**479**
Share of results of associates and joint ventures		1	(6)	1	(6)
Financial income and expenses		51	(19)	41	(9)
Profit before tax		**451**	**401**	**639**	**464**
Income tax expense	5	(12)	(111)	(137)	(122)
Profit from continuing operations		**439**	**290**	**501**	**342**
Profit/(loss) from discontinued operations		—	(1)	—	—
Profit for the period		**438**	**289**	**501**	**342**
Attributable to					
Equity holders of the parent		434	279	497	332
Non-controlling interests		4	10	4	10
Earnings per share attributable to equity holders of the parent					
Basic earnings per share, EUR					
Continuing operations		0.08	0.05	0.09	0.06
Profit for the period		0.08	0.05	0.09	0.06
Average number of shares ('000 shares)		5 525 756	5 578 005	5 525 756	5 578 005
Diluted earnings per share, EUR					
Continuing operations		0.08	0.05	0.09	0.06
Profit for the period		0.08	0.05	0.09	0.06
Average number of shares ('000 shares)		5 564 089	5 648 995	5 564 089	5 648 995

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

18 April 2024 15

Consolidated statement of comprehensive income (condensed) EUR million Reported Q1'24 Q1'23 Profit for the period 438 289 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 128 79 Income tax related to items that will not be reclassified to profit or loss (35) (19) Items that may be reclassified to profit or loss Translation differences 177 (281) Net investment hedges (7) 75 Cash flow and other hedges 20 1 Financial assets at fair value through other comprehensive income 8 (23) Other changes, net 4 (3) Income tax related to items that may be reclassified subsequently to profit or loss 3 (14) Other comprehensive income/(loss), net of tax 298 (185) Total comprehensive income for the period 736 104 Attributable to: Equity holders of the parent 732 95 Non-controlling interests 4 9 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 18 April 2024 16

Consolidated statement of financial position (condensed)

EUR million	Note	31 March 2024	31 March 2023	31 December 2023
ASSETS				
Goodwill		5 589	5 588	5 504
Other intangible assets		1 047	1 235	1 086
Property, plant and equipment		1 910	1 992	1 951
Right-of-use assets		881	926	906
Investments in associated companies and joint ventures		93	187	88
Non-current interest-bearing financial investments	6	509	898	715
Other non-current financial assets	6	1 092	1 062	1 100
Defined benefit pension assets	4	6 450	6 816	6 258
Deferred tax assets	5	3 928	3 757	3 873
Other non-current receivables		231	257	213
Total non-current assets		**21 731**	**22 718**	**21 694**
Inventories		2 686	3 299	2 719
Trade receivables	6	4 325	5 298	4 921
Contract assets		953	1 229	1 136
Current income tax assets		306	201	307
Other current receivables		768	940	764
Current interest-bearing financial investments	6	1 837	2 889	1 565
Other current financial and firm commitment assets	6	428	572	441
Cash and cash equivalents	6	6 561	4 827	6 234
Total current assets		**17 864**	**19 255**	**18 087**
Assets held for sale		81	—	79
Total assets		**39 675**	**41 973**	**39 860**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		679	544	628
Treasury shares		(359)	(433)	(352)
Translation differences		(70)	(52)	(249)
Fair value and other reserves		3 721	3 946	3 605
Reserve for invested unrestricted equity		15 247	15 486	15 255
Retained earnings		1 675	1 538	1 404
Total shareholders' equity		**21 138**	**21 275**	**20 537**
Non-controlling interests		95	100	91
Total equity		**21 234**	**21 375**	**20 628**
Long-term interest-bearing liabilities	6, 7	3 124	3 704	3 637
Long-term lease liabilities		773	856	799
Defined benefit pension and post-employment liabilities	4	2 200	2 465	2 299
Deferred tax liabilities		741	338	725
Contract liabilities		124	131	210
Other non-current liabilities		105	94	111
Provisions	8	503	578	518
Total non-current liabilities		**7 570**	**8 167**	**8 299**
Short-term interest-bearing liabilities	6, 7	646	606	554
Short-term lease liabilities		213	176	198
Other financial and firm commitment liabilities	6	820	918	830
Contract liabilities		2 351	2 078	2 157
Current income tax liabilities		170	173	203
Trade payables	6	3 041	4 183	3 423
Other current liabilities	6	2 849	3 622	2 824
Provisions	8	783	676	744
Total current liabilities		**10 872**	**12 431**	**10 933**
Total shareholders' equity and liabilities		**39 675**	**41 973**	**39 860**
Shareholders' equity per share, EUR		3.83	3.82	3.72
Number of shares (1 000 shares, excluding treasury shares)		5 522 844	5 568 357	5 525 601

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

18 April 2024

17

Consolidated statement of cash flows (condensed) EUR million Q1'24 Q1'23 Cash flow from operating activities Profit for the period 438 289 Adjustments 354 456 Depreciation and amortization 261 266 Restructuring charges 82 19 Financial income and expenses (51) 18 Income tax expense 13 112 Other 49 41 Cash flows from operations before changes in net working capital 792 745 Change in net working capital 427 (506) Decrease in receivables 765 33 Decrease/(increase) in inventories 32 (73) Decrease in non-interest-bearing liabilities (370) (466) Cash flows from operations 1 219 239 Interest received 54 30 Interest paid (84) (51) Income taxes paid, net (122) (135) Net cash flows from operating activities 1 067 83 Cash flow from investing activities Purchase of property, plant and equipment and intangible assets (112) (232) Proceeds from sale of property, plant and equipment and intangible assets 25 14 Proceeds from disposal of businesses, net of cash disposed — 22 Purchase of interest-bearing financial investments (398) (1 015) Proceeds from interest-bearing financial investments 344 1 013 Purchase of other non-current financial assets (8) (16) Proceeds from other non-current financial assets 30 4 Other 19 (17) Net cash flows used in investing activities (100) (227) Cash flow from financing activities Acquisition of treasury shares (8) (81) Proceeds from long-term borrowings — 495 Repayment of long-term borrowings (375) (713) (Repayment of)/proceeds from short-term borrowings (36) 14 Payment of principal portion of lease liabilities (53) (67) Dividends paid (166) (112) Net cash flows used in financing activities (638) (464) Translation differences (2) (32) Net increase/(decrease) in cash and cash equivalents 327 (640) Cash and cash equivalents at beginning of period 6 234 5 467 Cash and cash equivalents at end of period 6 561 4 827 Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes. 18 April 2024 18

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2023	**246**	**503**	**(352)**	**169**	**3 905**	**15 487**	**1 375**	**21 333**	**93**	**21 426**
Profit for the period	—	—	—	—	—	—	279	279	10	289
Other comprehensive loss	—	—	—	(221)	41	—	(4)	(184)	(1)	(185)
Total comprehensive income	**—**	**—**	**—**	**(221)**	**41**	**—**	**275**	**95**	**9**	**104**
Share-based payments	—	43	—	—	—	—	—	43	—	43
Settlement of share-based payments	—	(2)	—	—	—	2	—	—	—	—
Acquisition of treasury shares[1]	—	—	(81)	—	—	(3)	—	(84)	—	(84)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividends	—	—	—	—	—	—	(112)	(112)	—	(112)
Total transactions with owners	**—**	**41**	**(81)**	**—**	**—**	**(1)**	**(112)**	**(153)**	**(2)**	**(155)**
31 March 2023	**246**	**544**	**(433)**	**(52)**	**3 946**	**15 486**	**1 538**	**21 275**	**100**	**21 375**
1 January 2024	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the period	—	—	—	—	—	—	434	434	4	438
Other comprehensive income	—	—	—	179	116	—	3	298	—	298
Total comprehensive income	**—**	**—**	**—**	**179**	**116**	**—**	**437**	**732**	**4**	**736**
Share-based payments	—	54	—	—	—	—	—	54	—	54
Settlement of share-based payments	—	(3)	—	—	—	2	—	(1)	—	(1)
Acquisition of treasury shares[1]	—	—	(8)	—	—	(10)	—	(18)	—	(18)
Dividends	—	—	—	—	—	—	(166)	(166)	—	(166)
Total transactions with owners	**—**	**51**	**(8)**	**—**	**—**	**(8)**	**(166)**	**(131)**	**—**	**(131)**
31 March 2024	**246**	**679**	**(359)**	**(70)**	**3 721**	**15 247**	**1 675**	**21 138**	**95**	**21 234**

(1) Treasury shares acquired during 2024 are acquired as part of the share buyback program announced on 25 January 2024. The repurchases started on 20 March 2024. The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The repurchased shares will be cancelled.

Treasury shares acquired during 2023 were acquired as part of the share buyback program announced on 3 February 2022. The repurchased shares were cancelled on 30 November 2023.

The repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

18 April 2024 19

Notes to Financial statements 1. GENERAL INFORMATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2023 prepared in accordance with IFRS Accounting Standards as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2023 except for the following: Starting from the first quarter of 2024 Nokia provides regional net sales information for the Nokia group and its reportable segments based on three geographical areas: 1) Americas, 2) APAC, and 3) EMEA. Net sales information for the group is further divided into sub-regions as follows: Americas consists of North America and Latin America, APAC consists of Greater China, India and Rest of APAC (formerly reported as Asia Pacific region), and EMEA consists of Europe and Middle East & Africa. Net sales for the Submarine Networks business are provided separately from the geographical regions. The purpose of the change is to increase transparency of net sales information for the reportable segments. The comparative regional net sales information for the reportable segments for each quarter and full year 2023 is provided in Note 3. Net sales. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 18 April 2024. Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers. Nokia Shanghai Bell In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provides China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin’s ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In 2023, the contractual arrangement was extended until 30 June 2024. If it expires unexercised, Nokia will derecognize the financial liability and record non-controlling interest equal to its share of NSB’s net assets with any difference recorded within shareholders’ equity. TD Tech Nokia holds a 51% ownership interest in TD Tech Holding Limited (“TD Tech HK”), a Hong Kong based joint venture holding company which Nokia has accounted for as an investment in associate. In 2023, TD Tech HK has entered into an agreement to divest the entire business of the joint venture through the sale of TD Tech HK’s operating subsidiaries to a consortium consisting of Huawei Technologies, Chengdu High-tech Investment Group and other buyers. The closing of the transaction is conditional upon receiving regulatory approvals for the transaction and is expected in 2024. Following the transaction, Nokia will exit from its shareholding in TD Tech HK. Nokia expects to record a gain on the contemplated transactions. At 31 March 2024, the carrying amount of Nokia’s investment in TD Tech HK is included in assets held for sale in the statement of financial position. Device Management and Service Management Platform businesses In 2023, Nokia signed an agreement to sell its Device Management and Service Management Platform businesses, which are part of Cloud and Network Services, to Lumine Group Inc. The deal is valued at EUR 185 million, which includes a contingent consideration of up to EUR 35 million based on the performance of the business during the first year following close. The deal closed on 1 April 2024. At 31 March 2024, the assets of Device Management and Service Management Platform businesses are included in assets held for sale in the statement of financial position. Comparable and constant currency measures Nokia presents financial information on a reported, comparable and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss. Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Performance measures section accompanying this consolidated financial statement information. 18 April 2024 20

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q1'24		Q1'23		Q4'23	
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~35%	~25%	~25%	~25%	~30%
USD	~60%	~40%	~50%	~50%	~50%	~45%
INR	~0%	~5%	~5%	~5%	~0%	~5%
CNY	~5%	~5%	~5%	~5%	~5%	~5%
Other	~15%	~15%	~15%	~15%	~20%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q1'24 balance sheet rate 1 EUR = 1.08 USD, end of Q1'23 balance sheet rate 1 EUR = 1.09 USD and end of Q4'23 balance sheet rate 1 EUR = 1.11 USD

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2024, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2023.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

In the first quarter of 2024 Nokia Technologies signed a number of smartphone patent license agreements which had expired in earlier periods. This led to the recognition of EUR 0.4 billion of revenue related to the periods of non-payment.

Q1'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 662**	**1 577**	**652**	**757**	**23**	**(4)**	**4 667**
of which to other segments	—	1	—	—	1	(4)	—
Gross profit/(loss)	**611**	**669**	**234**	**757**	**(1)**	**(35)**	**2 235**
Gross margin %	*36.8%*	*42.4%*	*35.9%*	*100.0%*	*(4.3)%*		*47.9%*
Research and development expenses	(311)	(543)	(141)	(61)	(30)	(49)	(1 135)
Selling, general and administrative expenses	(217)	(173)	(120)	(34)	(52)	(112)	(708)
Other operating income and expenses	(1)	4	1	(3)	8	(2)	7
Operating profit/(loss)	**82**	**(42)**	**(27)**	**658**	**(75)**	**(197)**	**400**
Operating margin %	*4.9%*	*(2.7)%*	*(4.1)%*	*86.9%*	*(326.1)%*		*8.6%*
Share of results of associates and joint ventures	—	—	1	(1)	0	—	1
Financial income and expenses							51
Profit before tax							**451**
Depreciation and amortization	*(60)*	*(90)*	*(19)*	*(9)*	*(4)*	*(79)*	*(261)*

(1) Includes IP Networks net sales of EUR 594 million, Optical Networks net sales of EUR 344 million, Fixed Networks net sales of EUR 500 million and Submarine Networks net sales of EUR 223 million.

18 April 2024 21

Q1'23 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**2 248**	**2 567**	**760**	**242**	**48**	**(6)**	**5 859**
of which to other segments	1	2	—	—	3	(6)	—
Gross profit/(loss)	**855**	**867**	**249**	**242**	**(6)**	**(11)**	**2 196**
Gross margin %	*38.0%*	*33.8%*	*32.8%*	*100.0%*	*(12.5)%*		*37.5%*
Research and development expenses	(318)	(535)	(151)	(57)	(32)	(16)	(1 108)
Selling, general and administrative expenses	(206)	(210)	(130)	(33)	(63)	(87)	(729)
Other operating income and expenses	13	14	13	(3)	(29)	61	68
Operating profit/(loss)	**344**	**137**	**(20)**	**149**	**(131)**	**(53)**	**426**
Operating margin %	*15.3%*	*5.3%*	*(2.6)%*	*61.6%*	*(272.9)%*		*7.3%*
Share of results of associates and joint ventures	—	(18)	1	11	—	—	(6)
Financial income and expenses							(19)
Profit before tax							**401**
Depreciation and amortization	*(55)*	*(88)*	*(23)*	*(10)*	*(1)*	*(89)*	*(266)*

(1) Includes IP Networks net sales of EUR 781 million, Optical Networks net sales of EUR 533 million, Fixed Networks net sales of EUR 650 million and Submarine Networks net sales of EUR 285 million.

Material reconciling items between the group operating profit and total segment operating profit

EUR million	Q1'24	Q1'23
Operating profit for the group	**400**	**426**
Restructuring and associated charges	104	28
Amortization of acquired intangible assets	80	89
Impairment and write-off of assets, net of reversals	14	(2)
Costs associated with country exit	—	(35)
Divestment of businesses	—	(26)
Total segment operating profit	**597**	**479**

3. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q1'24	Q1'23
Americas	**1 204**	**1 898**
Latin America	173	232
North America	1 031	1 666
APAC	**947**	**1 768**
Greater China	243	336
India	265	853
Rest of APAC	439	578
EMEA	**2 293**	**1 909**
Europe	1 833	1 473
Middle East & Africa	460	436
Submarine Networks[1]	**223**	**285**
Total	**4 667**	**5 859**

(1) Nokia provides net sales for the Submarine Networks business separately from the rest of the group to improve the usefulness of disclosed information by removing volatility caused by the specific nature of the Submarine Networks business.

18 April 2024 22

Segment net sales by region

EUR million	Q1'24	Q1'23
Network Infrastructure	**1 662**	**2 248**
Americas	545	865
APAC	286	484
EMEA	608	614
Submarine Networks	223	285
Mobile Networks	**1 577**	**2 567**
Americas	416	705
APAC	509	1 121
EMEA	652	741
Cloud and Network Services	**652**	**760**
Americas	243	305
APAC	146	157
EMEA	263	297
Nokia Technologies	**757**	**242**
Group Common and Other(1)	**19**	**42**
Total	**4 667**	**5 859**

(1) Includes eliminations of inter-segment revenues.

Starting from the first quarter of 2024 Nokia provides regional net sales information also for its reportable segments, refer to Note 1. General information. The following table presents comparative segment net sales by region information for each quarter and full year 2023:

EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Network Infrastructure	**2 248**	**1 978**	**1 807**	**2 003**	**8 037**
Americas	864	653	559	738	2 814
APAC	484	405	380	310	1 580
EMEA	614	648	595	665	2 522
Submarine Networks	285	272	273	291	1 120
Mobile Networks	**2 567**	**2 623**	**2 157**	**2 450**	**9 797**
Americas	704	582	658	674	2 618
APAC	1 120	1 344	825	894	4 183
EMEA	741	697	673	883	2 994
Cloud and Network Services	**760**	**742**	**742**	**977**	**3 220**
Americas	305	275	300	426	1 306
APAC	157	158	146	187	649
EMEA	297	308	295	364	1 265
Nokia Technologies	**242**	**334**	**258**	**251**	**1 085**
Group Common and Other(1)	**42**	**33**	**19**	**26**	**119**
Total	**5 859**	**5 710**	**4 982**	**5 707**	**22 258**

(1) Includes eliminations of inter-segment revenues.

Net sales by customer type

EUR million	Q1'24	Q1'23
Communications service providers (CSP)	3 224	4 725
Enterprise	443	566
Licensees	757	242
Other(1)	243	327
Total	**4 667**	**5 859**

(1) Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. Submarine Networks and RFS net sales also include revenue from communications service providers and enterprise customers.

18 April 2024 23

4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 95% of its defined benefit obligations and 98% of the plan assets at 31 March 2024. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 31 March 2024, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2023): US Pension 4.97% (4.67%), US OPEB 4.97% (4.68%), Germany 3.34% (3.17%) and UK 4.80% (4.51%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 124.0%, or EUR 4 046 million, at 31 December 2023 to 126.1% or EUR 4 332 million, at 31 March 2024. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 6% in equities and 22% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	31 March 2024			31 March 2023			31 December 2023		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**4 755**	**(796)**	**3 959**	**5 273**	**(978)**	**4 295**	**5 273**	**(978)**	**4 295**
Recognized in income statement	11	(9)	2	18	(12)	6	77	(46)	31
Recognized in other comprehensive income	60	68	128	96	(17)	79	(409)	66	(343)
Contributions and benefits paid	72	—	72	60	3	63	136	7	143
Exchange differences and other movements[2]	110	(21)	89	(108)	16	(92)	(322)	155	(167)
Net asset/(liability) recognized at the end of the period	**5 008**	**(758)**	**4 250**	**5 339**	**(988)**	**4 351**	**4 755**	**(796)**	**3 959**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	**31 March 2024**	**31 December 2023**	**30 September 2023**	**30 June 2023**	**31 March 2023**
Defined benefit obligation	(16 590)	(16 868)	(16 632)	(17 712)	(18 054)
Fair value of plan assets	20 922	20 914	20 818	21 993	22 495
Funded status	**4 332**	**4 046**	**4 186**	**4 281**	**4 441**
Effect of asset ceiling	(82)	(87)	(91)	(101)	(90)
Net asset recognized at the end of the period	**4 250**	**3 959**	**4 095**	**4 180**	**4 351**

5. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 31 March 2024, Nokia has recognized deferred tax assets of EUR 3.9 billion (EUR 3.9 billion at 31 December 2023).

In addition, at 31 March 2024, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2023), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

18 April 2024 24

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2023.

31 March 2024	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income(1)		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	509	—	—	—	—	509	512
Investments in venture funds	—	3	—	785	—	788	788
Other non-current financial assets	160	—	98	—	46	304	304
Other current financial assets	252	—	—	—	19	271	271
Derivative assets	—	—	112	—	—	112	112
Trade receivables	—	—	—	—	4 325	4 325	4 325
Current interest-bearing financial investments	813	—	1 024	—	—	1 837	1 831
Cash and cash equivalents	5 341	—	1 220	—	—	6 561	6 561
Total financial assets	**7 075**	**3**	**2 454**	**785**	**4 390**	**14 707**	**14 704**
Long-term interest-bearing liabilities	3 124	—	—	—	—	3 124	3 145
Other long-term financial liabilities	31	—	—	29	—	60	60
Short-term interest-bearing liabilities	646	—	—	—	—	646	646
Other short-term financial liabilities	74	—	—	463	—	537	537
Derivative liabilities	—	—	268	—	—	268	268
Discounts without performance obligations	333	—	—	—	—	333	333
Trade payables	3 041	—	—	—	—	3 041	3 041
Total financial liabilities	**7 249**	**—**	**268**	**492**	**—**	**8 009**	**8 030**

31 December 2023	Carrying amounts						Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income(1)		
EUR million		Level 1	Level 2	Level 3	Level 2	Total	Total
Non-current interest-bearing financial investments	715	—	—	—	—	715	717
Investments in venture funds	—	5	—	779	—	784	784
Other non-current financial assets	161	—	96	—	59	316	316
Other current financial assets	263	—	—	—	22	285	285
Derivative assets	—	—	134	—	—	134	134
Trade receivables	—	—	—	—	4 921	4 921	4 921
Current interest-bearing financial investments	874	—	691	—	—	1 565	1 565
Cash and cash equivalents	4 791	—	1 443	—	—	6 234	6 234
Total financial assets	**6 804**	**5**	**2 364**	**779**	**5 002**	**14 954**	**14 956**
Long-term interest-bearing liabilities	3 637	—	—	—	—	3 637	3 614
Other long-term financial liabilities	33	—	—	28	—	61	61
Short-term interest-bearing liabilities	554	—	—	—	—	554	555
Other short-term financial liabilities	65	—	—	471	—	536	536
Derivative liabilities	—	—	286	—	—	286	286
Discounts without performance obligations	404	—	—	—	—	404	404
Trade payables	3 423	—	—	—	—	3 423	3 423
Total financial liabilities	**8 116**	**—**	**286**	**499**	**—**	**8 901**	**8 879**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

18 April 2024 25

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2024	**779**	**(499)**
Net gains in income statement	6	7
Additions	6	—
Deductions	(2)	—
Transfer out of level 3	(4)	—
31 March 2024	**785**	**(492)**

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 14 million related to level 3 financial instruments held at 31 March 2024 was included in the profit and loss during 2024 (net loss of EUR 42 million related to level 3 financial instruments held at 31 December 2023 during 2023).

7. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	**Instrument**	**Currency**	**Nominal (million)**	**Final maturity**	**31 March 2024**	**31 March 2023**	**31 December 2023**
Nokia Corporation	2.00% Senior Notes	EUR	378	3/2024	—	366	375
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	500	500	500
Nokia Corporation	NIB R&D Loan[1]	EUR	167	5/2025	167	250	167
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	288	286	289
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	610	599	614
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	433	436	430
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	69	68	67
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	475	463	479
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	191	191	187
Nokia Corporation	4.375% Sustainability-linked Senior Notes[2]	EUR	500	8/2031	505	493	510
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	456	487	463
Nokia Corporation and various subsidiaries	Other liabilities				76	171	110
Total					**3 770**	**4 310**	**4 191**

(1) The remaining loan from the Nordic Investment Bank (NIB) is repayable in two equal annual installments in 2024 and 2025.
(2) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

Nokia has a committed Revolving Credit Facility with nominal value of EUR 1 500 million maturing in June 2026, except for EUR 88 million portion maturing in June 2024. For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2023. All borrowings and credit facilities are senior unsecured and have no financial covenants.

18 April 2024 26

8. PROVISIONS

EUR million	Restructuring	Warranty	Litigation and Environmental	Project losses	Other[1]	Total
At 1 January 2024	**255**	**200**	**251**	**110**	**446**	**1 262**
Charged to income statement						
Additions	*82*	*102*	*12*	*3*	*40*	*239*
Reversals	*—*	*(13)*	*(1)*	*—*	*(31)*	*(45)*
Total charged to income statement	82	89	11	3	9	194
Utilized during period[2]	(122)	(29)	(6)	(2)	(19)	(178)
Translation differences and other	1	—	5	—	2	8
At 31 March 2024	**216**	**260**	**261**	**111**	**438**	**1 286**
Non-current	**67**	**20**	**158**	**92**	**167**	**503**
Current	**149**	**240**	**103**	**19**	**271**	**783**

(1) Other provisions include provisions for various obligations such as material liability, indirect tax provisions, divestment-related provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 70 million remained in accrued expenses at 31 March 2024.

9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	31 March 2024	31 March 2023	31 December 2023
Contingent liabilities on behalf of group companies			
Guarantees issued by financial institutions			
Commercial guarantees	1 429	1 212	1 477
Non-commercial guarantees	523	531	615
Corporate guarantees			
Commercial guarantees	304	497	325
Non-commercial guarantees	33	31	35
Financing commitments			
Customer finance commitments	2	17	5
Venture fund commitments	384	419	381

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2023:

Continental

In 2019, Continental Automotive Systems (Continental) brought breach of FRAND (fair, reasonable and non-discriminatory terms) and antitrust claims against Nokia and others. The antitrust claims were dismissed. In 2022, this decision became final after Continental lost on appeal and reconsideration requests. Continental also brought breach of contract and FRAND-related claims against Nokia in 2021. In the beginning of 2023, Nokia's motion to dismiss was granted in part and denied in part, and the action is proceeding on the remaining claims at this time.

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in Germany, the European Unified Patent Court, India, the United Kingdom, the United States (International Trade Commission/District Court) and Brazil. Across these actions, more than 30 patents are in suit, covering video-related technologies implemented in Amazon's services and devices.

HP

In 2023, Nokia commenced patent infringement proceedings against HP in the United States (International Trade Commission/District Court), Brazil, Germany and the European Unified Patent Court. Across these actions, there are 14 patents in suit, covering video coding technologies implemented in HP's products.

Verifone

In the first quarter of 2024, Nokia commenced patent infringement proceedings against Verifone in Germany and the European Unified Patent Court. Across these actions, there are five patents in suit, covering cellular technologies implemented in Verifone's devices.

18 April 2024 27

Performance measures

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

Beginning with its Annual Report 2023 Nokia changed how it defines its Free cash flow measure to better align it with common practice and Non-GAAP reporting guidelines. Previously Nokia defined Free cash flow as Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. The new definition is Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures). The comparative amounts for Free cash flow presented in this report have been revised accordingly.

The below tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

Performance measure	Definition	Purpose
Comparable measures	Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below.	We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.
Constant currency net sales / Net sales adjusted for currency fluctuations	When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance.
Comparable return on invested capital (ROIC)	Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below.	Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations.
Comparable operating profit after tax	Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax))	Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital.
Invested capital	Total equity + total interest-bearing liabilities - total cash and interest-bearing financial investments	Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital.
Total cash and interest-bearing financial investments ("Total cash")	Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments.	Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and interest-bearing financial investments ("Net cash")	Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below.	Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
Free cash flow	Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures).	Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.

18 April 2024 28

Comparable to reported reconciliation

Q1'24

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Comparable	**(2 397)**	**(1 086)**	**(596)**	**9**	**597**	**1**	**41**	**(137)**	**501**
Restructuring and associated charges	(31)	(36)	(35)	(2)	**(104)**	—	—	20	**(83)**
Amortization of acquired intangible assets	—	(5)	(75)	—	**(80)**	—	—	19	**(61)**
Impairment and write-off of assets, net of reversals	(4)	(8)	(2)	—	**(14)**	—	—	3	**(11)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	10	—	**10**
Changes in the recognition of deferred tax assets	—	—	—	—	**—**	—	—	83	**83**
Items affecting comparability	(35)	(49)	(112)	(2)	**(197)**	—	10	125	**(62)**
Reported	**(2 432)**	**(1 135)**	**(708)**	**7**	**400**	**1**	**51**	**(12)**	**439**

Q1'23

EUR million	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Share of results of associates and joint ventures	Financial income and expenses	Income tax (expense)/ benefit	Profit from continuing operations
Comparable	**(3 653)**	**(1 093)**	**(642)**	**7**	**479**	**(6)**	**(9)**	**(122)**	**342**
Amortization of acquired intangible assets	—	(13)	(76)	—	**(89)**	—	—	20	**(69)**
Costs associated with country exit	—	—	—	35	**35**	—	—	(7)	**28**
Restructuring and associated charges	(12)	(4)	(12)	(1)	**(28)**	—	—	4	**(24)**
Divestment of businesses	—	—	—	26	**26**	—	—	(5)	**21**
Impairment and write-off of assets, net of reversals	1	1	—	—	**2**	—	—	—	**2**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	**—**	—	(10)	—	**(10)**
Items affecting comparability	(11)	(16)	(87)	61	**(53)**	—	(10)	11	**(52)**
Reported	**(3 664)**	**(1 108)**	**(729)**	**68**	**426**	**(6)**	**(19)**	**(111)**	**290**

Net cash and interest-bearing financial investments

EUR million	31 March 2024	31 December 2023	30 September 2023	30 June 2023	31 March 2023
Non-current interest-bearing financial investments	509	715	794	865	898
Current interest-bearing financial investments	1 837	1 565	1 698	1 860	2 889
Cash and cash equivalents	6 561	6 234	4 605	5 106	4 827
Total cash and interest-bearing financial investments	8 907	8 514	7 097	7 831	8 614
Long-term interest-bearing liabilities[1]	3 124	3 637	3 562	3 584	3 704
Short-term interest-bearing liabilities[1]	646	554	575	587	606
Total interest-bearing liabilities	3 770	4 191	4 137	4 171	4 310
Net cash and interest-bearing financial investments	**5 137**	**4 323**	**2 960**	**3 660**	**4 304**

(1) Lease liabilities are not included in interest-bearing liabilities

Free cash flow

EUR million	Q1'24	Q1'23
Net cash flows from operating activities	1 067	83
Purchase of property, plant and equipment and intangible assets	(112)	(232)
Free cash flow	**955**	**(149)**

Reconciliation of the revised free cash flow to the free cash flow as defined earlier for each quarter and full year 2023:

EUR million	Q1'23	Q2'23	Q3'23	Q4'23	Q1-Q4'23
Net cash flows from operating activities	83	(333)	(303)	1 870	1 317
Purchase of property, plant and equipment and intangible assets	(232)	(127)	(144)	(149)	(652)
Free cash flow (revised definition)	**(149)**	**(460)**	**(447)**	**1 721**	**665**
Proceeds from sale of property, plant and equipment and intangible assets	14	84	45	46	189
Purchase of other non-current financial investments	(16)	(25)	(16)	(26)	(83)
Proceeds from sale of other non-current financial investments	4	21	6	3	34
Free cash flow (old definition)	**(147)**	**(380)**	**(412)**	**1 744**	**805**

18 April 2024 29

Comparable return on invested capital (ROIC)

Q1'24

EUR million	Rolling four quarters	Q1'24	Q4'23	Q3'23	Q2'23
Comparable operating profit	2 493	597	846	424	626
Comparable profit before tax	2 403	639	818	384	562
Comparable income tax expense	(620)	(137)	(250)	(85)	(148)
Comparable operating profit after tax	**1 847**	**469**	**587**	**330**	**461**

EUR million	Average	31 March 2024	31 December 2023	30 September 2023	30 June 2023	31 March 2023
Total equity	21 173	21 234	20 628	21 351	21 276	21 375
Total interest-bearing liabilities	4 116	3 770	4 191	4 137	4 171	4 310
Total cash and interest-bearing financial investments	8 193	8 907	8 514	7 097	7 831	8 614
Invested capital	**17 096**	**16 097**	**16 305**	**18 391**	**17 616**	**17 071**

Comparable ROIC	**10.8%**

Q4'23

EUR million	Rolling four quarters	Q4'23	Q3'23	Q2'23	Q1'23
Comparable operating profit	2 375	846	424	626	479
Comparable profit before tax	2 228	818	384	562	464
Comparable income tax expense	(605)	(250)	(85)	(148)	(122)
Comparable operating profit after tax	**1 731**	**587**	**330**	**461**	**353**

EUR million	Average	31 December 2023	30 September 2023	30 June 2023	31 March 2023	31 December 2022
Total equity	21 211	20 628	21 351	21 276	21 375	21 426
Total interest-bearing liabilities	4 257	4 191	4 137	4 171	4 310	4 477
Total cash and interest-bearing financial investments	8 260	8 514	7 097	7 831	8 614	9 244
Invested capital	**17 208**	**16 305**	**18 391**	**17 616**	**17 071**	**16 659**

Comparable ROIC	**10.1%**

Q1'23

EUR million	Rolling four quarters	Q1'23	Q4'22	Q3'22	Q2'22
Comparable operating profit	3 006	479	1 154	658	714
Comparable profit before tax	3 005	464	1 194	667	681
Comparable income tax expense	(598)	(122)	(265)	(116)	(95)
Comparable operating profit after tax	**2 411**	**354**	**899**	**544**	**614**

EUR million	Average	31 March 2023	31 December 2022	30 September 2022	30 June 2022	31 March 2022
Total equity	19 941	21 375	21 426	19 797	19 026	18 083
Total interest-bearing liabilities	4 527	4 310	4 477	4 596	4 637	4 615
Total cash and interest-bearing financial investments	9 162	8 614	9 244	9 251	9 183	9 519
Invested capital	**15 306**	**17 071**	**16 659**	**15 143**	**14 480**	**13 179**

Comparable ROIC	**15.8%**

18 April 2024 30

This financial report was approved by the Board of Directors on 18 April 2024. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com • Nokia plans to publish its second quarter and half year 2024 results on 18 July 2024. • Nokia plans to publish its third quarter and January-September 2024 results on 17 October 2024. 18 April 2024 31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal